EXHIBIT 99.2

MTN ISSUER’S OFFICER’S CERTIFICATE

BARCLAYCARD FUNDING PLC
CERTIFICATE OF COMPLIANCE

The undersigned officer of Barclaycard Funding PLC, a public limited company incorporated in England and Wales (the “MTN Issuer”), hereby certifies on behalf of the MTN Issuer and on his own behalf for purposes of the MTN Certificate, as follows:

1.	I am a duly appointed, qualified and acting Director of the MTN Issuer;

2.	I am duly authorized to execute and deliver this Officer’s Certificate on behalf of the MTN Issuer; and

3.	To the best of my knowledge, the MTN Issuer has complied with all conditions and covenants under the Relevant Documents for the issue of MTNs for the period between October 24, 2002 and the end of the MTN Issuer’s fiscal year on December 14, 2002.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Registration Statement related to the above-referenced issue of the MTN Certificate.

IN WITNESS WHEREOF, I have signed my name this 16th day of June, 2003.

By:	/s/ Richard Francis Sommers
Name: Richard Francis Sommers Title: Director